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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                   FORM 10-C

                    REPORT BY ISSUER OF SECURITIES QUOTED ON
                            THE NASDAQ STOCK MARKET
                  FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934 AND
                        RULE 13a-17 OR 15d-17 THEREUNDER

                       HAVERTY FURNITURE COMPANIES, INC.
                 ----------------------------------------------
                 (Exact name of issuer as specified in charter)


         866 WEST PEACHTREE STREET, N.W., ATLANTA, GEORGIA  30308-1123
         -------------------------------------------------------------
                    (Address of principal executive offices)

                               (404) 881-1911
              ------------------------------------------------
              (Issuer's telephone number, including area code)


                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.     Title of Security         $1 par value Class A Common Stock
                                 (Cusip #419596200)
                       -------------------------------------------

2.     Number of shares outstanding before the change  3,156,912 (as of 6/30/93)
                                                     ---------------------------

3.     Number of shares outstanding after the change   2,968,356 (as of 1/3/96)
                                                     ---------------------------

4.     Effective date of change         See Addendum I to Form 10-C (attached)
                               -------------------------------------------------

5.     Method of change                 See Addendum I to Form 10-C (attached)
                       ---------------------------------------------------------

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
Specify method (such as merger, acquisition, exchange, distribution,                See Addendum I, to
stock split, reverse split, acquisition of stock for treasury, etc.)                Form 10-C (attached)
                                                                                    --------------------
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Give brief description of transaction  See Addendum I to Form 10-C (attached)
                                     -------------------------------------------

                         II.   CHANGE IN NAME OF ISSUER

1.     Name prior to change    N/A
                           -----------------------------------------------------

2.     Name after change    N/A
                        --------------------------------------------------------

3.     Effective date of charter amendment changing name    N/A
                                                        ------------------------

4.     Date of shareholder approval of change, if required     N/A
                                                          ----------------------


January 3, 1996        /s/  Christine M. Jones, Vice President and Secretary
---------------        -----------------------------------------------------
Date                   Officer's name and title

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                            ADDENDUM I TO FORM 10-C
                            (Dated January 3, 1996)


                       HAVERTY FURNITURE COMPANIES, INC.

              $1 Par Value Class A Common Stock (Cusip #419596200)




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
OUTSTANDING SHARES AS OF 6/30/93                                                                                3,156,912

PLUS:                     Aggregate number of shares issued
                          upon exercise of incentive and non-
                          qualified stock options since 6/30/93                                                   134,850


LESS:                     Aggregate number of shares surrendered
                          for cancellation as payment for new
                          option shares since 6/30/93                                                              28,680


LESS:                     Aggregate number of shares purchased by
                          the Company's Treasury since 6/30/93 in
                          10b-18 and block purchases under the stock
                          repurchase program authorized by the
                          Company's Board of Directors                                                                -0-


LESS:                     Aggregate number of shares converted to an
                          equal number of shares of Common Stock
                          (Cusip #419596101) by the holders of the
                          shares of Class A Common Stock since 6/30/93                                            294,726
                                                                                                                ---------




OUTSTANDING SHARES AS OF 1/3/96                                                                                 2,968,356

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